January 18, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (908) 766-3813

Marianne Drost
Senior Vice President, Deputy General Counsel
   and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th fl
New York, NY 10007

> **Re: Verizon Communications Inc.**
> **Definitive Revised Schedule 14A**
> **Filed March 28, 2007**
> **File No. 001-08606**

Dear Ms. Drost:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350

Sincerely,

Kathleen Krebs
Special Counsel